FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "**Company**" or "**Equinox Gold**")
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2: Date of Material Change

June 11, 2025

Item 3: News Release

A news release announcing the material change was issued on June 11, 2025, through Newsfile ("**News Release**"). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

All financial figures are in United States dollars, unless otherwise indicated.

On June 11, 2025, the Company updated its 2025 production and cost guidance to reflect the business combination with Calibre Mining Corp. ("**Calibre**"), and the slower-than-planned ramp-up at the Company's Greenstone Gold Mine ("**Greenstone**") in Ontario, Canada. The Company expects pro forma full-year 2025 production of 785,000 to 915,000 ounces of gold, with total cash costs ("**TCC**") of $1,400 to $1,500 per ounce and all-in sustaining costs ("**AISC**") of $1,800 to $1,900 per ounce, including Calibre's full-year guidance (see Calibre news release dated January 8, 2025). The revised Greenstone production is 220,000 to 260,000 ounces of gold, with TCC of $1,275 to $1,375 per ounce and AISC of $1,700 to $1,800 per ounce.

Item 5.1: Full Description of Material Change

On June 11, 2025, the Company updated its 2025 production and cost guidance to reflect the business combination with Calibre, and the slower-than-planned ramp-up at Greenstone. The Company expects pro forma full-year 2025 production of 785,000 to 915,000 ounces of gold, with TCC of $1,400 to $1,500 per ounce and AISC of $1,800 to $1,900 per ounce, including Calibre's full-year guidance (see Calibre news release dated January 8, 2025). Pro forma guidance excludes production and costs from Calibre's Valentine Gold Mine and Equinox Gold's Los Filos Complex. Greenstone revised and original guidance is as follows:

	Gold Production/Sales (ounces)	**TCC** (**$/ounce**)[1]	**AISC** (**$/ounce**)[1]
Revised	220,000 to 260,000	$1,275 - $1,375	$1,700 - $1,800
Original	300,000 to 350,000	$790 - $890	$1,045 - $1,145

1 Total cash costs per ounce, all-in sustaining costs and growth capital (non-sustaining capital) per ounce are non-IFRS measures. See *Non-IFRS Measures* and *Cautionary Notes*.

Non-IFRS Measures

*This material change report refers to total cash costs (**TCC**) and all-in sustaining costs (**AISC**) per ounce sold, which are measures with no standardized meaning under International Financial Reporting Standards (**IFRS**) and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of Equinox Gold's MD&A for the year ended December 31, 2024, and the "Non-IFRS measures" section of Calibre's MD&A for the year ended December 31, 2024, for a more detailed discussion of these non-IFRS measures and their calculation.*

Cautionary Notes

Certain statements made in this material change report may constitute forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this material change report relates to, among other things: expected pro-forma 2025 production and cost guidance; the expected benefits of the business combination with Calibre (the "Transaction") and the attributes of Equinox Gold post-Transaction; the strategic vision for Equinox Gold, and expectations regarding exploration potential, production capabilities, future financial or operating performance, investment returns and share price performance; expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; expectations for completing construction and commissioning at Valentine; and expectations for future success of the combined management team. Forward-looking Information is generally identified by the use of words like "believe", "will", "achieve", "strategy", "plan", "vision", "improve", "intend", "anticipate", "expect", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, but undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. Forward-looking information is based on Equinox Gold and Calibre's current expectations for future events and these assumptions include: the ability to successfully combine the assets and teams of Equinox Gold and Calibre; the ability to meet exploration, production, cost and development goals, including expected completion of Valentine construction and commissioning and the successful ramp-up to design capacity at both Greenstone and Valentine; gold prices remaining as estimated; no unplanned delays or interruptions; ore grades and recoveries remain consistent with expectations; expectations regarding the financial impact of tariffs; expectations for the impact of macroeconomic factors on the Company's operations, share price performance and gold price; currency exchange rates remaining as estimated; availability of funds for projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the accuracy of Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone.

Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include, without limitation, risks relating to: changes in the gold price; Canadian and United States sanctions on Nicaraguan operations; the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; new members of management and the board of Equinox Gold; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and Indigenous populations; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining laws, and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to that or other Forward-looking Information. All Forward-Looking Information contained in this material change report is expressly qualified in its entirety by this cautionary statement.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9: Date of Report

June 20, 2025